

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 21, 2010

<u>**VIA US MAIL AND FAX (602) 343-5360**</u>
Daniel Bacchus
Chief Financial Officer
Grand Canyon Education, Inc.
3300 W. Camelback Road
Phoenix, AZ 85017

      Re: Grand Canyon Education, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2009
          Filed February 18, 2010
          File No. 1-34211

Dear Mr. Bacchus:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Larry Spirgel
                Assistant Director